Exhibit 99.1

News Release

SouFun Announces Second Quarter 2012 Results and Dividend Plan

BEIJING, China, August 16, 2012 – SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate and home furnishing Internet portal in China, today announced its unaudited financial results for the second quarter ended June 30, 2012 and its dividend plan.

Second Quarter 2012 Highlights

•	Revenues in the second quarter of 2012 were US$97.0 million, a 20.4% increase from the corresponding period in 2011.

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Operating income in the second quarter of 2012 was US$47.0 million, a 27.3% increase from the corresponding period in 2011. Non-GAAP operating income in the second quarter of 2012 was US$48.2 million, a 25.7% increase from the corresponding period in 2011.

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Net income attributable to shareholders recorded a year-over-year increase of 41.1% to US$32.3 million, or US$0.40 per fully diluted share. Non-GAAP net income attributable to shareholders recorded a year-over-year increase of 21.1% to US$38.8 million, or US$0.48 per fully diluted share.

First Half 2012 Highlights

•	Revenues in the first half of 2012 were US$155.5 million, a 28.1% increase from the corresponding period in 2011.

•

Operating income in the first half of 2012 was US$60.7 million, a 41.7% increase from the corresponding period in 2011. Non-GAAP operating income in the first half of 2012 was US$63.1 million, a 36.5% increase from the corresponding period in 2011.

•

Net income attributable to shareholders recorded a year-over-year increase of 63.5% to US$46.9 million, or US$0.58 per fully diluted share. Non-GAAP net income attributable to shareholders recorded a year-over-year increase of 33.2% to US$52.9 million, or US$0.65 per fully diluted share.

“We are delighted to report another solid quarter, even under China’s volatile real estate market condition.” said Vincent Mo, Executive Chairman of SouFun. “Our solid fundamentals with strong brand, effective website platform, innovative products and services supported our continued growth. We believe that China’s real estate market is stabilizing and SouFun is well positioned to capture the immense opportunities in China’s real estate and home furnishing industries.”

Second Quarter 2012 Results

SouFun reported total revenues of US$97.0 million for the second quarter of 2012, representing an increase of 20.4% from the corresponding period in 2011.

Revenue from marketing services was US$55.7 million for the second quarter of 2012, a slight decrease of 2.9% from the corresponding period in 2011, due primarily to an offset by the rapid growth of SouFun’s e-commerce service which has been mainly tested in Beijing and Shanghai.

Revenue from listing services was US$15.5 million for the second quarter of 2012, a decrease of 11.9% from the corresponding period in 2011, due primarily to the challenging environment in the resale market.

Revenue from e-commerce services was US$24.4 million for the second quarter of 2012, a substantial increase from US$4.6 million for the same period in 2011. The increase came mainly from our innovative SouFun card membership services. We began offering paid SouFun card membership services to property buyers to facilitate their transactions with property developers since the second quarter of 2011. This innovative service has been tested very effective in primary property transactions.

Revenue from other value-added services and products was US$1.4 million for the second quarter of 2012, an increase of 32.6% from the corresponding period in 2011.

Cost of revenue was US$18.2 million, an increase of 15.2% from the corresponding period in 2011. The increase is primarily due to increased staff cost and business taxes associated with the increase in revenues.

Gross margin was 81.2%, compared with 80.4% for the corresponding period in 2011.

Operating expenses were US$31.8 million, an increase of 14.2% from the corresponding period in 2011.

Selling expenses were US$17.1 million, an increase of 16.7% from the corresponding period in 2011, due primarily to increased staff cost.

General and administrative expenses were US$14.7 million, an increase of 11.5% from the corresponding period in 2011, due primarily to increased staff cost.

Operating Income was US$47.0 million, an increase of 27.3% from the corresponding period in 2011. Non-GAAP operating income was US$48.2 million, an increase of 25.7% from the corresponding period in 2011.

Income tax expense was US$17.6 million, an increase of 8.0% compared to US$16.3 million for the corresponding period in 2011.

Net income attributable to shareholders was US$32.3 million, an increase of 41.1% from the corresponding period in 2011. Earnings per fully diluted share was US$0.40, compared with US$0.27 for the corresponding period in 2011.

Non-GAAP net income attributable to shareholders was US$38.8 million, an increase of 21.1% from the corresponding period in 2011. Non-GAAP earnings per fully diluted share was US$0.48, compared with US$0.38 for the corresponding period in 2011.

As of June 30, 2012, SouFun had cash, cash equivalents, and short-term investments (excluding the effect from available-for-sale securities) of US$190.6 million, compared to US$158.3 million as of December 31, 2011. Cash flow from operating activities was US$43.9 million for the second quarter of 2012, compared to US$33.9 million for the same period of 2011.

Dividend

SouFun’s Board of Directors has approved a cash dividend of US$1.00 per share on the Company’s ordinary shares. Each of the SouFun’s American depositary shares (“ADS”) represents one ordinary share. SouFun plans to make the dividend payment in the third quarter of 2012.

Business Outlook

SouFun raises its revenue guidance for fiscal year of 2012 from between US$380.0 million and US$400.0 million to between US$390.0 million and US$410.0 million, representing a year-on-year increase of 13.4% to 19.2%. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Conference Call Information

SouFun’ management team will host a conference call on August 16, 2012 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

The dial-in details for the live conference call are:

US: +1 718 354 1231/ 1 866 519 4004

International: +65 6723 9381

Hong Kong: +852 2475 0994 /800 930 346

Mainland China: 800 819 0121 / 400 620 8038

Passcode: SFUN

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. Eastern Time on August 16 through August 23, 2012. The dial-in details for the telephone replay are:

US Toll Free: 1866 214 5335

US Toll: +1 718 354 1232

Conference ID # 18518353

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal and home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2012. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 105 offices to focus on local market needs and its website and database contains real estate-related content coverage of 314 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fiscal year of 2012 and comments by management in this release about SouFun’s strategic and operational plans and focus, current and future market positions, and growth momentum, and about China’s real estate and home furnishings market. SouFun may also make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future, challenges in China’s real estate market including secondary home sales, the impact of competitive market conditions for our services, the uncertain regulatory landscape in China, fluctuations in SouFun’s quarterly operating results, our continued ability to execute business strategies including our SouFun card membership services, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in our annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

SouFun Holdings Limited

Tel: +86 (10) 5930 6425

E-mail: ir@soufun.com

SouFun Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

( in U.S. dollars in thousands )

	June 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	157,439	150,414
Restricted cash, current	35,678	35,814
Short-term investments	34,345	8,592
Accounts receivable, net	40,311	27,697
Prepayment and other current assets	15,717	9,695
Loan receivable	—	26,143
Amounts due from related parties	1,397	1,595
Deferred tax assets, current	869	1,602

Total current assets	285,756	261,552

Non-current assets:
Property and equipment, net	80,318	68,064
Restricted cash, non-current portion	261,926	247,631
Deferred tax assets, non current	858	1,407
Other non-current assets	1,797	1,717

Total non-current assets	344,899	318,819

Total assets	630,655	580,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,570	255,570
Deferred revenue	91,834	73,620
Accrued expenses and other liabilities	71,271	52,490
Dividend payable	—	51,969
Income tax payable	8,012	16,158

Total current liabilities	441,687	449,807
Non-current liabilities:
Deferred tax liabilities, non-current	44,763	38,581

Total non-current liabilities	44,763	38,581

Total Liabilities	486,450	488,388

Shareholders’ equity:
Class A and Class B Ordinary shares (par value of HK$1 per share: 600,000,000 shares authorized; 78,150,568 (Class A-53,813,918 and Class B-24,336,650 ) with par value of US$10,032 (Class A-US$6,908 and Class B-US$3,124) and 78,967,883 (Class A-54,631,233 and Class B 24,336,650 ) with par value of US$10,137 (Class A-US$7,013 and Class B-US$3,124) shares issued and outstanding as of December 31, 2011 and June 30, 2012)	10,137	10,032
Additional paid-in capital	56,259	49,838
Accumulated other comprehensive income	20,750	21,853
Retained earnings	57,059	10,185

Total SouFun Holdings Limited shareholders’ equity	144,205	91,908

Noncontrolling interests	—	75

Total shareholders’ equity	144,205	91,983

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	630,655	580,371

SouFun Holdings Limited

Unaudited Condensed Consolidated Statements of Operations

( in U.S. dollars in thousands, except share data and per ADS data )

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Revenues:
Marketing services	$55,658	$57,301	$89,910	$85,491
Listing services	15,535	17,635	26,469	28,912
E-commerce services	24,417	4,581	36,462	4,676
Other value-added services	1,378	1,039	2,637	2,266

Total revenues	96,988	80,556	155,478	121,345

Cost of Revenues:
Cost of services	(18,208)	(15,802)	(34,730)	(29,020)

Total Cost of Revenues	(18,208)	(15,802)	(34,730)	(29,020)

Gross Profit	78,780	64,754	120,748	92,325

Operating expenses:
Selling expenses	(17,136)	(14,689)	(31,594)	(26,876)
General and administrative expenses	(14,655)	(13,149)	(28,478)	(22,615)

Total Operating Expenses	(31,791)	(27,838)	(60,072)	(49,491)

Operating Income	46,989	36,916	60,676	42,834
Foreign exchange gain (loss)	57	(26)	55	—
Interest income	4,529	2,178	8,956	3,555
Interest expense	(2,076)	(285)	(4,169)	(327)
Realized gain-trading securities	—	151	—	206
Government grants	486	311	923	810
Other-than-temporary impairment on available-for-sale securities	—	—	(14)	—

Income before income taxes and noncontrolling interests	49,985	39,245	66,427	47,078
Income tax expenses
Income tax expense	(17,645)	(16,331)	(19,553)	(18,422)

Net income	32,340	22,914	46,874	28,656
Net income attributable to noncontrolling interests	—	8	—	13

Net income attributable to SouFun Holdings Limited shareholders	$32,340	$22,922	$46,874	$28,669
Other comprehensive income, net of tax
Foreign currency translation	(1,242)	(356)	(1,103)	1,957

Total other comprehensive income, net of tax	(1,242)	(356)	(1,103)	1,957

Comprehensive income	31,098	22,566	45,771	30,626

Earnings per share for Class A and Class B ordinary shares
Basic	$0.42	0.30	0.61	0.38

Diluted	$0.40	0.27	0.58	0.34

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,878,518	76,324,682	77,241,192	76,195,218

Diluted	81,392,881	83,604,880	81,328,134	83,335,199

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in U.S. dollars in thousands, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
GAAP income from operations	46,989	36,916	60,676	42,834
Share-based compensation	1,202	1,431	2,465	3,422
Non-GAAP income from operations	48,191	38,347	63,141	46,256

GAAP net income	32,340	22,914	46,874	28,656
One-off tax benefit	—	—	(1,631)	—
Withholding tax related to dividends	5,209	7,649	5,209	7,649
Other-than-temporary impairment on available-for-sale securities	—	—	14	—
Share-based compensation	1,202	1,431	2,465	3,422
Non-GAAP net income	38,751	31,994	52,931	39,727

Net Income attributable to SouFun Holdings Limited shareholders	32,340	22,922	46,874	28,669
One-off tax benefit	—	—	(1,631)	—
Withholding tax related to dividends	5,209	7,649	5,209	7,649
Other-than-temporary impairment on available-for-sale securities	—	—	14	—
Share-based compensation expense	1,202	1,431	2,465	3,422
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	38,751	32,002	52,931	39,740

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.42	0.30	0.61	0.38
Diluted	0.40	0.27	0.58	0.34
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.51	0.42	0.69	0.52
Diluted	0.48	0.38	0.65	0.48
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	76,878,518	76,324,682	77,241,192	76,195,218
Diluted	81,392,881	83,604,880	81,328,134	83,335,199